EXHIBIT 99.1

Yamana Gold Announces First Quarter 2019 Results

TORONTO, May 01, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the first quarter 2019.

The Company exceeded total gold-equivalent ounces ("GEO")(1) production expectations, and achieved this at GEO costs in line with expectations. For 2019, the Company’s mine-by-mine outlook for production and costs is unchanged.

GEO production for the first quarter was 271,987 reflecting strong performance across the Company’s operations, including year-on-year production increases of 12% at Jacobina, 6% at Minera Florida and continued strong contributions from Cerro Moro. Total gold production was 235,958 ounces and total silver production was 3.02 million ounces. The Company also produced 28.1 million pounds of copper.

First quarter all-in sustaining costs (“AISC”) on a by-product basis(2) were $865 per GEO, cash costs on a by-product basis(2) were $526 per GEO, and total cost of sales were $1,098 per GEO.

Net loss from operations attributable to Yamana equity holders was $4.1 million or $0.00 per share basic and diluted. This includes certain non-cash and other items that may not be reflective of current and ongoing operations reducing the Company's earnings by $28.1 million or $0.03 per share. Adjusted earnings(2), excluding certain items (see below), were $24.0 million or $0.02 per share.

Cash flows from operating activities for the first quarter were $12.4 million and cash flows from operating activities before net change in working capital were $103.2 million. These amounts include amortization of deferred revenue of $25.1 million related to deliveries under the Company’s copper advanced sales program during the quarter. The program began in the third quarter of 2018 and will continue through the second quarter of 2019. If not for the timing difference of cash proceeds attributable to this transaction, the Company’s cash flows from operating activities before net change in working capital would have been higher by those amounts during the quarters as follows:

(All amounts are expressed in United States Dollars unless otherwise indicated.)

1.     Gold equivalent ounces include gold plus silver converted to a gold equivalent at a ratio of 83.76:1 for the current period and 76.92:1 for the comparative period.
2.    Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q12019 and in Section 10 of the Company’s first quarter 2019 Management’s Discussion & Analysis, which has been filed on SEDAR.

(In millions of United States Dollars, unless otherwise noted)	For the Three Months Ended
Illustration of impact due to copper advanced sales program	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019(4)	Cumulative impact
Copper pounds to be delivered per contract (millions)			13.2	10.7	8.2	8.2	40.3
Cash flows from operating activities before net change in working capital(3)	$206.4	$157.5	$86.6	$115.8	$103.2	$—	$—
Impact due to copper advanced sales program	(125.0)	—	41.7	33.3	25.1	24.9	—
Cash flows from operating activities before net change in working capital, normalized for the copper advanced sales program(3)	$81.4	$157.5	$128.3	$149.1	$128.3	$—	$—

3. Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Please see the discussion included at the end of this press release under the heading “Non-GAAP Financial Measures and Additional Line Items and Subtotals in Financial Statements”. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q12019 and in Section 10 of the Company’s first quarter 2019 Management’s Discussion & Analysis, which has been filed on SEDAR. Adjusted operating cash flows are adjusted for payments not reflective of current period operations and advance payments received pursuant to metal purchase agreements.
4. For illustration purposes only; the Company intends to provide information each subsequent period reflecting the impact due to the copper advanced sales program over its term.

Subsequent to the quarter end, the Company arranged for the sale of approximately 27,000 GEO in Cerro Moro precipitate inventory, which will be reflected in gross revenue and operating cash flow in the second quarter of approximately $34.5 million. The Company expects a further sale of precipitate in June 2019 with a value in excess of $10 million, following which the precipitate inventory at Cerro Moro is expected to return to normal levels.

The Company's strong financial position is expected to improve further over the year with the continuation of robust operating results, the sale of unrefined gold and silver carried over from both 2018 and the first quarter of 2019 and the expected receipt of $800 million in cash from the recently announced sale of Chapada. As anticipated, cyclical first quarter payments are reflected in the negative movement in working capital from December 31, 2018, which include the payment of year-end related accruals and timing of regular trades payables, precipitate inventory build-up at Cerro Moro and other mines and indirect tax credit build-up at certain operations. These items also impacted debt and Net Free Cash Flow(2) compared to December 31, 2018, as anticipated in the Company's plans. With the reversal of these impacts beginning in the second quarter of 2019, the Company is expected to be positioned to deliver near-term improvements in cash flow and Net Free Cash Flow(2) consistent with its annual plan.

The balance sheet as of March 31, 2019, included cash and cash equivalents of $110.4 million and available credit of $585.0 million, for total liquidity of $695.4 million. Net Debt as of March 31, 2019 was $1.77 billion.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In millions of United States Dollars, per share amounts may not add due to rounding, unaudited)	Three Months Ended March 31st
	2019	2018
Non-cash unrealized foreign exchange losses	10.0	3.3
Share-based payments/mark-to-market of deferred share units	3.6	0.8
Mark-to-market losses (gains) on derivative contracts	7.0	(10.1)
Net mark-to-market (gains) losses on investments and other assets	(0.5)	1.0
Revision in estimates and liabilities including contingencies	(1.2)	5.2
Gain on sale of subsidiaries	—	(39.0)
Impairment of mining and non-operational mineral properties	—	181.0
Financing costs paid on early note redemption	—	14.7
Reorganization costs	0.1	2.4
Other provisions, write-downs and adjustments	3.2	7.8
Non-cash tax on unrealized foreign exchange losses	20.2	4.8
Income tax effect of adjustments and other one-time tax adjustments	(14.3)	5.3
Total adjustments - increase to earnings attributable to Yamana equity holders	$28.1	$177.2
Total adjustments - increase to earnings per share attributable to Yamana equity holders	$0.03	$0.19

Note: For the three months ended March 31, 2019, net earnings from continuing operations, attributable to Yamana equity holders, would be adjusted by an increase of $28.1 million (2018 – increase of $177.2 million).

Strategic Developments

Agua Rica, Argentina

On March 7, 2019, the Company signed an integration agreement with Glencore International AG and Newmont Goldcorp (collectively the “Parties”) pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited in the Catamarca Province of Argentina. The agreement represents a significant step forward towards the optimization and development of Agua Rica.  The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing both the project complexity and environmental footprint.

The Parties have established a technical committee to direct the review and evaluation of the integrated project. It is expected that a pre-feasibility study for the integrated project will be completed in mid-2019 and that a full feasibility study with updated mineral reserve, production and project cost estimates will be completed by mid-2020. This will provide the framework for the submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Company is evaluating beginning the EIA process in 2019, given the level of significant detail in the pre-feasibility study.

Chapada, Brazil

Subsequent to the quarter end, the Company announced a definitive agreement to sell the wholly-owned Chapada mine to Lundin Mining Corporation for total consideration of over $1.0 billion (the "Sale Transaction"), which reflects Chapada's full value including the anticipated plant expansion.

The Sale Transaction will enhance the Company’s position as a dominant intermediate precious metals company with a high quality asset portfolio, a robust balance sheet and cash flow profile, and peer-leading jurisdictional focus. The Company will have a greater concentration of precious metals while still maintaining significant copper exposure through Agua Rica. Upon closing of the sale, a significant and immediate improvement to overall financial flexibility is expected to allow for the pursuit of near-term value maximizing opportunities that are currently in the Company's portfolio and also to increase shareholder returns, initially by way of a 100% increase in the annual dividend. In summary, beyond this enhanced industry position, the financial benefits of the sale, on closing, are expected to be as follows:

  Improved Financial Flexibility – The sale is expected to provide a significant improvement to the Company’s financial flexibility going forward as follows:
    The lower debt levels will result in interest savings in excess of $35 million per annum over the tenure of the debt.
    Chapada's five-year plan to maintain GEO guidance levels included total sustaining and expansionary expenditures of $458 million and $240 million, respectively, which will now not be incurred by the Company.  While Chapada maintains a long life based on mineral inventory, it is expected that sustaining and expansionary expenditures would significantly reduce free cash flows during the period that coincides with reduced production, particularly for gold, resulting in less operating cash flow than in previous periods.
    The Company’s Net Free Cash Flow(2) that would have been required for Chapada’s sustaining and expansionary capital expenditures can now be applied for the maximization of value enhancing opportunities at the Company’s other operations, including further production at Jacobina and Canadian Malartic and improvements to costs at Cerro Moro, which derive significantly better returns, as well as expected costs lower than the previous Phase 2 and Phase 3 expansion plans for Chapada. Consistent with the Company’s strategy, these opportunities are to be funded organically by cash flows from operations with the expected capital requirements to be covered by Net Free Cash Flow(2).
  Immediate Leverage Reduction – The up-front cash consideration of $800 million provides for significant deleveraging benefits highlighted by a decline in current Net Debt leverage ratio to 1.5x from the year-end 2018 value of 2.5x with an opportunity for further reductions based on the contingent payments.  The Company is prioritizing the repayment of the outstanding revolving credit facility and then the repayment of near and medium-term fixed term debt maturities.
  Increased Shareholder Returns, Dividend Increased – The improved balance sheet and interest savings will enable the Company, as approved by the Board of Directors and conditional on closing of the Sale Transaction, to double its annual dividend to $0.04 per share. This improves returns to shareholders while allowing the Company flexibility for further future capital returns.

The Sale Transaction is subject to customary regulatory and third party approvals and other customary closing conditions and is expected to close in the third quarter of 2019.

Expansion opportunities at Jacobina, Brazil

  At Jacobina, the Company has developed a two-phase plan to increase production beyond 150,000 GEO per year, as follows:
    The first phase considers production increases to between 165,000 to 170,000 ounces per year through a mill optimization to 6,500 tonnes per calendar day (“tpd”) from the current operating rate of 5,800 tpd. This compares to prior year production of roughly 145,000 ounces representing approximately 20,000-25,000 additional ounces of production.  This phase requires very modest capital and is expected to be implemented by mid-2020.
    The second phase considers a larger increase in the plant capacity to between 8,000 and 8,500 tpd, which would significantly increase production, estimated to exceed 225,000 ounces per year, with current preliminary estimates of total capital expenditures of $100 million over the expected implementation period up to 2022.

Expansion opportunities at Canadian Malartic, Canada

  At Canadian Malartic, studies show the potential for production increases of approximately 75,000 GEO per year (based on Yamana's 50% interest) with project costs and economics currently under evaluation.
  Opportunities at Odyssey, East Malartic, Sladen and Sheehan zones have the potential to provide new sources of ore for the Canadian Malartic mill. The extraction is expected to be by way of underground mining methods with ore fed to the existing Malartic mill, displacing a portion of the lower grade open pit ores. The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018.

These opportunities, including those for other mines, are expected at total costs lower than the previous expansion plans for Chapada. Consistent with the Company’s strategy, these opportunities are to be funded organically by cash flows from operations with the expected capital requirements to be covered by Net Free Cash Flow(2).

Rand Malartic Acquisition: Increased Canadian Malartic Land Package

On March 26, 2019, the Canadian Malartic General Partnership acquired the Rand Malartic property adjacent to the east side of the Canadian Malartic property. The Rand Malartic property covers 262 hectares and extends 1.7 kilometres eastward along the Cadillac - Larder Lake break within the Piché Group, immediately east of the Odyssey project.

The Rand Malartic property has the same favourable geological features as the Odyssey project, with several porphyry intrusions in the southernmost portion of Piché Group volcanic rocks. The #39 and #67 zones are porphyry-hosted with similar mineralogy and alteration to Odyssey; the former appears to be geologically continuous with the Odyssey South Zone. In addition, the geological environment is similar to the historical Malartic Gold Fields mine located 3 kilometres to the east on the adjoining Midway property.

A budget of $1.9 million (on a 100% interest basis) has been allocated for the 2019 exploration program at Rand Malartic including an initial 10,000 metres of drilling to test the eastern extension of the Odyssey project and its possible continuity onto the Rand Malartic property. The near-surface potential will also be investigated. Exploration drilling in the first quarter has focused on defining several internal zones in the Odyssey deposit and expanding Odyssey towards the property boundary with Rand Malartic.

CONSTRUCTION, DEVELOPMENT AND EXPLORATION

Canadian Malartic (50% interest), Canada

The Canadian Malartic Extension Project is continuing according to plan with contributions from Barnat expected to begin in 2019 with more meaningful contributions in 2020. On a 50% ownership interest basis, expansionary capital expenditures are expected to be $37 million, of which $34 million is earmarked for the extension project in 2019. Work continues to focus on the highway 117 road deviation, which is expected to be completed by the end of 2019, overburden stripping and rock excavation.

Suyai, Argentina

The Company previously completed several studies that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed to date, the existing scoping study could rapidly progress to a feasibility study, allowing for the project to be developed in a short time frame. The Suyai project is a development-ready project with significant financial and social benefits to the local community, along with the broader provincial and national communities. As and when the provincial moratorium on mining lapses and the Company has completed favourable engagement with the local community, the Company would expedite its development plans for the project.

Monument Bay, Canada

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised of three volcanic assemblages ranging in age from 2.85 to 2.71 billion years.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

In 2019, the focus of exploration is to define drill targets through a thorough re-evaluation of the geology and mineralized zones. Drilling of 5,000 metres is planned as a follow up to the ongoing re-log and geological studies.

Other

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results and is evaluating exploration plans on the highly prospective claims surrounding the mine. Re-logging of historical holes and exploratory drilling supported the potential to extend the oxide mineralization as well as potential for copper/gold deposits within the joint venture claims. Agua De La Falda has processing capacity and infrastructure already installed.

Exploration

Continuation of the exploration programs started early in 2019 with the objective of advancing important exploration discoveries at the Company's existing operations. In the near term, the Company plans to increase its exploration spending during the year, further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans will focus on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic, to allow increases in production at low costs. In particular at Jacobina, over the course of the year, exploration spend will be allocated to support the planned expansion and the program targets new mineral reserves at a grade of 3.0 g/t or better.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

The Company's Total Recordable Injury Frequency Rate was 0.6 for the first quarter of 2019.

  All Yamana operations completed the first month of 2019 with zero Lost Time Injuries. This is an improvement from previous years, as the first quarter has historically seen higher average rates of Health and Safety injuries compared with the remainder of the year.
  In conjunction with the local communities and authorities, Jacobina led an emergency response exercise in February.
  The simulation helps test the preparedness of the mine, the community and supporting authorities for serious incidents that could affect the community, such as tailings emergencies.

KEY STATISTICS

Key operating and financial statistics for the first quarter 2019 are outlined in the following tables.

Financial Summary

	Three Months Ended March 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2019	2018
Revenue	407.1	454.7
Cost of sales excluding depletion, depreciation and amortization	(205.8)	(264.2)
Depletion, depreciation and amortization ("DDA")	(117.7)	(104.1)
Total cost of sales	(323.5)	(368.3)
Mine operating earnings/(loss)	83.6	(16.6)
General and administrative expenses	(21.5)	(26.2)
Exploration and evaluation expenses	(2.5)	(3.8)
Net loss	(4.1)	(167.6)
Net loss attributable to Yamana Gold equity holders	(4.1)	(160.1)
Net loss per share attributable to Yamana Gold equity holders - basic and diluted(1)	—	(0.17)
Cash flow generated from operations after changes in non-cash working capital	12.4	122.4
Cash flow from operations before changes in non-cash working capital	103.2	206.4
Revenue per ounce of gold	1,292	1,322
Revenue per ounce of silver	15.52	16.50
Revenue per pound of copper	3.07	2.61
Average realized gold price per ounce	1,301	1,328
Average realized silver price per ounce	15.52	16.93
Average realized copper price per pound	2.91	3.13
  For the three months ended March 31, 2019, the weighted average numbers of shares outstanding, basic and diluted, was 949,918,000.

Production, Financial and Operating Summary

Costs	Three Months Ended March 31st
(In United States Dollars)	2019	2018
Per GEO sold
Total cost of sales	$1,098	$1,049
Cash Costs	$666	$703
AISC	$930	$990
By-product Cash Costs	$526	$501
By-product AISC	$865	$840
Per Copper pound sold
Total cost of sales	$1.79	$1.79
Cash Costs	$1.65	$1.72
AISC	$2.35	$2.08

	Three Months Ended March 31st
Gold Ounces	2019	2018
Canadian Malartic (50%)	83,670	83,403
Chapada	21,520	22,753
Jacobina	38,617	34,525
Cerro Moro	38,471	—
El Peñón	34,025	40,391
Minera Florida	19,654	18,483
TOTAL	235,958	199,555

	Three Months Ended March 31st
Silver Ounces	2019	2018
Cerro Moro	2,021,489	—
El Peñón	994,809	899,261
TOTAL	3,016,298	899,261

	Three Months Ended March 31st
Copper Pounds (million)	2019	2018
Chapada	28.1	30.4

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s first quarter 2019 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

The Company will host a conference call and webcast on Thursday, May 2, 2019, at 8:30 a.m. ET.

First Quarter 2019 Conference Call

Toll Free (North America):	1-866-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586

The conference call replay will be available from 12:00 p.m. ET on May 2, 2019, until 11:59 p.m. ET on May 23, 2019.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources).  Sébastien Bernier is an employee of Yamana and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Data verification related to certain scientific and technical information disclosed in this news release in connection with Yamana’s material properties can be found in the Company’s Annual Information Form dated March 28, 2019, available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Steve Parsons
Senior Vice President, Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the sale of Cerro Moro precipitate inventory, the outcome of various planned technical studies, production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, the Company's expectations in connection with the satisfaction of all closing conditions of the sale of Chapada, the completion of the sale of Chapada, the expected use of proceeds discussed herein the improvement of the Company's financial flexibility, leverage reduction and increased shareholder returns and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold and by-product basis;
  Cash Costs per pound of copper sold;
  All-in Sustaining Costs per GEO sold and by-product basis;
  All-in Sustaining Costs per pound of copper sold;
  Net Debt;
  Net Free Cash Flow;
  Average Realized Price per ounce of gold/silver sold; and
  Average Realized Price per pound of copper sold.
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended March 31, 2019.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO").  Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.  Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold, Cash Costs per pound of copper sold, AISC per GEO sold and AISC per pound of copper sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about its underlying Cash Costs of operations.  Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales.  These costs are then divided by GEO sold.
  Cash Costs of copper - shown on a per pound basis. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year. Costs attributable to copper sales are divided by commercial copper pounds sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations.  The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold -  reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.
  AISC per pound of copper - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to GEO or copper production activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt is provided in Section 10: of the MD&A for the three months ended March 31, 2019 and comparable period of 2018 which has been filed on SEDAR.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. A reconciliation of Net Free Cash Flow is provided in Section 10: of the MD&A for the three months ended March 31, 2019 and comparable period of 2018 which has been filed on SEDAR.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided in Section 10: of the MD&A for the three months ended March 31, 2019 and comparable period of 2018 which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE FROM CONTINUING OPERATIONS

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program — excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.